================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X          Form 40-F
                     -----                  -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                    No   X
               -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------------

================================================================================

This report on Form 6-K contains the following:

1. Press release dated January 6, 2003 regarding establishment of a new hard disk drive storage company.

2. Notice of Holding the Extraordinary General Meeting of Shareholders and Voting Right Card.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Hitachi, Ltd.
                                       -----------------------------------------
                                                     (Registrant)





Date  January 27, 2003                 By  /s/ Kazuo Kumagai
      ----------------                     -------------------------------------
                                           Kazuo Kumagai
                                           Executive Vice President and Director

                                                           FOR IMMEDIATE RELEASE


Contacts:
Japan:                                              U.S.:
Yasuo Hirano                                        Matt Takahashi
Hitachi, Ltd.                                       Hitachi America, Ltd.
+81-3-3258-2057                                     +1-650-244-7902
yasuo_hirano@hdq.hitachi.co.jp                      masahiro.takahashi@hal.hitachi.com

U.S.:                                               Singapore:
Kim Nguyen                                          Yuji Hoshino
Hitachi Global Storage Technologies, Inc.           Hitachi Asia Ltd.
+1-408-256-7589                                     +65-6231-2522
kim.nguyen@hgst.com                                 yhoshino@has.hitachi.com.sg

U.K.:
Kantaro Tanii
Hitachi Europe Ltd.
+44-(0)1628-585379
kantaro.tanii@hitachi-eu.com

           Hitachi Establishes "Hitachi Global Storage Technologies,"
                  Taking A Bold New Step for Storage Innovation

TOKYO, Japan and SAN JOSE, Calif. - January 6, 2003 - Hitachi, Ltd. (NYSE: HIT,
TSE: 6501) today announced that it has created a new hard disk drive (HDD) storage company with the most advanced technology, the most extensive product line, and the greatest global reach in the industry.

The new company, named Hitachi Global Storage Technologies, which comprises the HDD operations of Hitachi and IBM, is headquartered in San Jose, California. The new company is 70 percent owned by Hitachi, with the remainder of the shares held by IBM. Hitachi, however, will assume full ownership at the end of 2005. IBM will have no involvement in the management of Hitachi Global Storage Technologies.

Hitachi and IBM reached a framework agreement in June last year under which Hitachi would purchase IBM's HDD operations for US$2.05 billion. Since then, the two companies reached agreements regarding all related matters, including contracts for the supply of HDDs to IBM, treatment of intellectual property and the provision of services. Based on these agreements, and a revision in operating bases and personnel covered by this acquisition, the deal closed on December 31, 2002.

As an entity specializing in HDDs, Hitachi Global Storage Technologies will bring together the mutually complementary qualities of both its founding companies. Hitachi boasts cutting-edge R&D capabilities, such as in perpendicular magnetic recording technology. Having invented the HDD, IBM has extensive technological expertise backed by an industry-leading number of patents, and top-level product development capabilities. With an expanded product lineup, increased production capacity, and enhanced global development, production and sales networks as a result of this integration, Hitachi Global Storage Technologies is in an extremely competitive position.

"The completion of this deal changes everything in the storage industry -- no one else has the depth of knowledge and the breadth of technology that we have to offer," said Dr. Jun Naruse, chief executive officer, Hitachi Global Storage Technologies. "Customers will see new HDD technologies reach the marketplace more quickly than ever before, helping them meet their growing needs for versatile, robust and economical storage technologies."

The company will provide the most extensive line of HDDs in the industry, covering every major segment from consumer-focused 1-inch to enterprise-level 3.5-inch products. The worldwide sales and support capabilities of Hitachi Global Storage Technologies will provide customers with unequaled access to products and services.

Hitachi Global Storage Technologies aims to use its world-class R&D capabilities and state-of-the-art technologies to be a driving force behind further advances in the HDD format. The new company is determined to be a leader in the HDD industry by developing products and offering support in a timely manner to meet various needs in the IT market. HDDs are expected to be in increasing demand for use in mobile terminals, PCs, servers and other information appliances, as well as emerging consumer electronics market, like car navigation systems, set-top boxes and other products.

Powerful hardware is a vital element of efforts to bolster the Hitachi Group's solutions delivering abilities. Hitachi also sees the opportunity to capture many synergies with Hitachi Global Storage Technologies in the Hitachi Group's consumer electronics operations, including information appliances. In the field of redundant array of independent disks (RAID) storage systems, in particular, Hitachi hopes to develop worldwide storage solutions that take advantage of Hitachi Global Storage Technologies' powerful HDDs.

One of Hitachi's overarching goals is to leverage its competitive edge in HDDs to exercise leadership in the IT industry by building the infrastructure needed to support a ubiquitous information society.

Hitachi Global Storage Technologies commenced operations on January 1, 2003, integrating IBM's HDD production and marketing bases with Hitachi's U.S. HDD sales division. On April 1, plans call for Hitachi, Ltd.'s Data Storage Systems Division, which operates an HDD manufacturing facility in Kanagawa Prefecture, to be integrated with the Japanese subsidiary of Hitachi Global Storage Technologies by taking advantage of Japan's corporate split law. Plans are also in hand for all Hitachi's HDD production and sales locations, including sales operations in Europe and Asia, to join Hitachi Global Storage Technologies.

Profile of the New Company (As of April 1, 2003)
Company name: Hitachi Global Storage Technologies, Inc.
               (Headquartered in the U.S.)
Stockholders' Equity: US$2.029 billion (on establishment)
Top management team: Yoshiro Kuwata, (non-resident) Chairman of the Board
                      (Executive Vice President and Director, Hitachi, Ltd.)
                     Jun Naruse, CEO (Managing Officer, Hitachi, Ltd.)
                     Douglas Grose, COO (formerly general manager of IBM's
                      Storage Technology Division)
                     Ryuichi Yagi, CFO (Managing Officer, Hitachi, Ltd.) Development locations: A total of 5 bases in the U.S. and Japan
Manufacturing locations: 8 bases in 7 countries--the U.S., Japan, the Philippines, Singapore, Mexico, China and Thailand
Sales locations: Bases in 13 countries, including the U.S., Japan, England,
                 Germany, France, Singapore, Taiwan and China
Main products: 3.5-, 2.5-, 1.8- and 1.0-inch HDDs
Employees: Approx. 21,500 (Hitachi, approx. 6,800; IBM, approx. 14,700)
Fiscal year end: December 31

About Hitachi
Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion).The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

(Translation)

                                  Hitachi, Ltd.
                           6, Kanda-Surugadai 4-chome
                                Chiyoda-ku, Tokyo

January 9, 2003

To Our Shareholders

     Re: Notice of Holding the Extraordinary General Meeting of Shareholders

Dear Sir/Madam:

     This is to inform you that the Extraordinary General Meeting of Shareholders of Hitachi, Ltd. (the "Company") will be held as follows:

1. Date           Thursday, February 6, 2003 at 10:00 a.m.

2. Location       The Conference Room in Higashi-Ochanomizu Building
                  29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo

3. Agenda

     Matters to be resolved

     Item No. 1   Approval of the Plan for Joint Corporate Split by the Company
                  and Mitsubishi Electric Corporation

     Item No. 2   Amendment to the Articles of Incorporation


                                                    Very truly yours,


                                                    Etsuhiko Shoyama
                                                    President and Director

Reference information regarding exercise of voting right and the substance of agenda are included in the following pages.


Aggregate number of voting rights owned by shareholders     3,325,934 (As of November 29, 2002)

Matters to be resolved

Item No. 1    Approval of the Plan for Joint Corporate Split by the Company and
              Mitsubishi Electric Corporation


1. Reasons for the Joint Corporate Split

     The intense global competition currently confronting the semiconductor business requires Hitachi to implement management strategies that give full play to its corporate strengths, through the specialization of its operations such as R&D and production and the channeling of resources into specific products, particularly ones with high added value.

     In order for the semiconductor operations to be a reliable source of profits in this business environment, Hitachi must strengthen the sector's competitiveness by building still more flexible management capability and taking advantage of the Company's technological superiority to concentrate on high-growth businesses and products with markets of scale.

     We have concluded that the best choice toward this end is to join hands with Mitsubishi Electric Corporation, specifically to consolidate the semiconductor operations centered in system LSIs of Hitachi and Mitsubishi Electric Corporation after they are split off from the respective companies. The resulting new company will be operated as a manufacturer specializing in semiconductors, with the aims of speeding up decision-making, most notably with regard to R&D and new plant and equipment investment, and establish a sound profit base by synergistic fusing of the advanced technologies of the two partner companies.

     The new company's strategy for developing a powerful business foundation will be to focus on securing stable profits in the microcomputer business positioned as global leaders in both technology and scale, while also utilizing the technological advantages in the flash memory and general-purpose semiconductor businesses of the partner companies to build these businesses up into future profit sources. The new company will also strive to expand the system LSI business toward achieving the leading position in the market, directing the main thrust of this effort into the promising mobile, network, automotive and digital home electronics fields. The consolidation of operations will also be used to boost competitiveness by increasing sales and reducing cost through unification of R&D bases, efficient utilization of production facilities and centralized purchasing. In these and other respects, the new company's businesses will be pursued toward the goals of achieving higher profits for both partners and responding to the expectations of shareholders.

     Management sincerely hopes that the shareholders agree with our conclusion and approve this proposal.

2. The Contents of the Plan for Joint Corporate Split

     Mitsubishi Electric Corporation ("Mitsubishi") and Hitachi, Ltd. ("Hitachi") formulate a plan as to their joint corporate split (the "Joint Corporate Split") by which part of their respective businesses will be transferred to a new company (the "New Company") to be incorporated jointly by Mitsubishi and Hitachi, as follows:


Article 1. (Method of corporate split)

     Mitsubishi and Hitachi shall jointly incorporate a New Company and transfer their respective businesses as set forth below to the New Company:

     (1) The following businesses assigned to the units of Mitsubishi to be transferred (the "Transferred Businesses of Mitsubishi"):

          (i) Business relating to design, manufacture and sale of system LSIs, semiconductor devices and memories (excluding DRAMs); and

          (ii) Any other business pertaining to the above business.

          The units of Mitsubishi to be transferred are as follows:

               Semiconductor Group, Semiconductor Section in Global Strategic Marketing & Operations Dept. and Semiconductor Departments in Branch Offices excluding Discrete Device Sect., Discrete Device Sect. A, Discrete Device Sect. B, Semiconductor Business Planning Project, Power Device Div., High Frequency & Optical Semiconductor Div., Kitaitami Administration Center, Sagami Administration Center, Printed Circuit Board Dept., LCD Business Div., and Printed Circuit Board Sect., Domestic Marketing Div. B.

     (2) The following businesses assigned to the Semiconductor & Integrated Circuits of Hitachi (excluding the Semiconductor Business Division; the same applies hereinafter) (the "Transferred Businesses of Hitachi"):

          (i) Business relating to design, manufacture and sale of system LSIs, semiconductor devices and memories (excluding DRAMs); and

          (ii) Any other business pertaining to the above business.


Article 2. (Date of split)

     The date of split for the Joint Corporate Split shall be April 1, 2003.


Article 3. (Articles of Incorporation)

     The provisions of the Articles of Incorporation of the New Company shall be as described in Exhibit 1 attached hereto.


Article 4. (Shares to be issued upon the Joint Corporate Split and the allocation thereof)

     Upon the Joint Corporate Split, the New Company shall issue 5,000,000 shares of common stock, which shall be allocated as follows:


     (1) To Mitsubishi:       2,250,000 shares.

     (2) To Hitachi:          2,750,000 shares.



Article 5. (Capital and capital reserve)

     The amounts of capital and capital reserve of the New Company shall be as set forth below:


     (1) Capital:             50,000,000,000 Japanese yen.

     (2) Capital reserve:     Such amount of excess as provided for in Article 288-2, paragraph 1, item 3-2 of the
                              Commercial Code of Japan.

Article 6. (Money delivered upon split)

     Upon the Joint Corporate Split, the New Company shall deliver no money to its shareholders.


Article 7. (Rights, obligations, etc. to be acquired and assumed)

     As of the date of split set forth in Article 2 hereof, the New Company shall acquire and assume the following rights and obligations from Mitsubishi and Hitachi, respectively:

     (1) All rights and obligations relating to the property, intellectual property rights, accounts receivable and payable, and contractual statuses of Mitsubishi as described in Exhibits 2 through 4 attached hereto, as well as the employment agreements and all other rights and obligations between Mitsubishi and its employees as described in
          Exhibit 5 attached hereto; and

     (2) All rights and obligations relating to the property, intellectual property rights, accounts receivable and payable, and contractual statuses of Hitachi as described in Exhibits 6 through 8 attached hereto, as well as the employment agreements and all other rights and obligations between Hitachi and its employees as described in Exhibit 9 attached hereto.

     With regard to the rights and obligations set forth in the preceding paragraph, the New Company shall ultimately be liable for any obligation to be assumed by the New Company concurrently with Mitsubishi or Hitachi and any obligation that shall be a joint and several obligation of Mitsubishi or Hitachi and the New Company pursuant to the provision of Article 374-10, paragraph 2 of the Commercial Code of Japan.


Article 8. (Registration, recordation, etc.)

     All expenses, including registration and license taxes, required for formalities, including registration, recordation and notification, with regard to the property and other items to be acquired as provided for in the preceding Article shall be borne by the New Company.


Article 9. (Date to convene General Meetings of Shareholders for split approval)

     Mitsubishi and Hitachi shall respectively convene General Meetings of Shareholders on February 6, 2003 to seek resolutions for approval of the Plan for Joint Corporate Split (the "Plan") and on all matters necessary for the Joint Corporate Split.


Article 10. (Directors and Corporate Auditors of the New Company)

     The initial Directors and Corporate Auditors of the New Company shall be appointed as follows:

     (1)  Directors: Koichi Nagasawa, Satoru Ito, Yasuhiko Fukuda, Masayoshi
                     Ito, Katsumi Suizu, Koichi Ogino, Hideo Inayoshi, Chikara Onishi, Michiharu Nakamura, Katsuhiro Tsukamoto

     (2)  Corporate Auditors: Kimihiro Ogawa, Takashi Miyoshi, Masanori Saito


Article 11. (Accounting auditor of the New Company)

     Shin Nihon & Co. shall be appointed as an accounting auditor of the New Company.


Article 12. (Duties of diligence of a good manager)

     Each of Mitsubishi and Hitachi shall manage and administer the Transferred Businesses of Mitsubishi and Hitachi with the diligence of a good manager during the period after the formulation of the Plan to the date of split set forth in
Article 2 hereof. Any act that may have a material effect on its property and rights or obligations shall be done upon prior consultation with the other party hereto.

Article 13. (Change and termination of the Plan)

     In the event that during the period after the formulation of the Plan to the date of split set forth in Article 2 hereof, there occurs any material change in the state of property or operations of either of Mitsubishi or Hitachi due to any act of providence or other events or there occurs any specific event that may make the Joint Corporate Split inadequate, the Plan may be changed or annulled, upon consultation between Mitsubishi and Hitachi.

     The Plan shall become null and void if the approval at the General Meeting of Shareholders of Mitsubishi or Hitachi set forth in Article 9 hereof or the approval by the competent authorities of the Joint Corporate Split as provided for in laws and ordinances is not obtained.


Article 14. (Matters for consultation)

     Unless otherwise stipulated in the Plan, all matters necessary for the Joint Corporate Split shall be determined upon consultation between Mitsubishi and Hitachi in accordance with the purpose of the Plan.

(Exhibit 1) The Articles of Incorporation of the New Company


                          Chapter I General Provisions

Article 1. (Corporate name)

     The Company shall be called "Kabushiki Kaisha Renesas Technology" in Japanese and "Renesas Technology Corp." in English.


Article 2. (Corporate purpose)

     The purpose of the Company shall be to carry on the following businesses:

     1. Development, design, manufacture, sale and maintenance of semiconductor devices, semiconductor integrated circuits and parts in which semiconductor devices and semiconductor integrated circuits are incorporated.

     2. Development, design, preparation, sale and maintenance of software relating to semiconductor integrated circuits.

     3. Any and all businesses pertaining to or relating to the foregoing items.


Article 3. (Location of head office)

     The Company shall have its head office in Chiyoda-ku, Tokyo.


Article 4. (Method of public notices)

     The public notices of the Company shall be given by publication in the Nihon Keizai Shimbun published in Tokyo.


                                Chapter II Shares

Article 5. (Total number of shares authorized to be issued)

     The total number of shares authorized to be issued by the Company shall be 20,000,000 shares.


Article 6. (Restriction on transfer of shares)

     The transfer of shares of the Company shall be approved by the Board of Directors.


Article 7. (Share Handling Regulations)

     In addition to what is provided in laws, ordinances or these Articles of Incorporation, the denominations of share certificates, registration of the transfer of shares, registration of rights of pledges, declaration of property in trust, non-possession of share certificates, notices from shareholders, reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electronic means and other matters relating to the handling of shares as well as fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.


Article 8. (Record date)

     The Company shall deem the shareholders having voting rights registered or recorded in the last share register as of the last day of each business term to be the shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

     In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, set a record date.


                   Chapter III General Meeting of Shareholders

Article 9. (Convocation)

     An ordinary General Meeting of Shareholders shall be convened within three months from the day immediately following the end of each business term and an extraordinary General Meeting of Shareholders shall be convened whenever necessary.


Article 10. (Convener and chairmanship)

     A General Meeting of Shareholders shall be convened by the President & COO and chairmanship of a General Meeting of Shareholders shall be assumed by the President & COO unless otherwise provided by laws or ordinances. If there is no President & COO or the President & COO is prevented from discharging his duties, another Director shall convene such meeting and act as such chairman in the order previously fixed by the Board of Directors.

Article 11. (Method of resolutions)

     Unless otherwise provided by laws, ordinances or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.


Article 12. (Exercise of voting rights by proxy)

     Shareholders may exercise their voting rights by proxy; provided, however, that such proxy must be a shareholder of the Company entitled to vote.


Article 13. (Minutes)

     Minutes shall be prepared entering or recording therein the general proceedings and the results at a General Meeting of Shareholders, and the chairman and the Directors present shall affix their names and seals or their electronic signatures thereon.


                   Chapter IV Directors and Board of Directors

Article 14. (Number and election)

     The Company shall have not more than 16 Directors.

     Resolutions for the election of Directors shall be adopted by a majority of the votes of the shareholders present at the General Meeting of Shareholders attended by the shareholders representing one-third or more of the voting rights of all the shareholders. Such resolutions shall not be made by cumulative voting.


Article 15. (Term of office)

     The term of office of Directors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the predecessor or the other Directors.


Article 16. (Representative Directors)

     Representative Directors shall be appointed by resolution of the Board of Directors.


Article 17. (Directors with special titles)

     The Company may, by resolution of the Board of Directors, appoint from among Directors a Chairman & CEO, a President & COO, one or more Senior Executive Vice Presidents and Directors, Executive Vice Presidents and Directors, and Executive Managing Directors; provided that the Chairman & CEO and the President & COO must be a Representative Director.


Article 18. (Convening of meeting of the Board of Directors and chairmanship)

     A meeting of the Board of Directors shall be convened by the Chairman & CEO and chairmanship of a meeting of the Board of Directors shall be assumed by the Chairman & CEO unless otherwise provided by laws or ordinances. If there is no Chairman & CEO or the Chairman & CEO is prevented from discharging his duties, another Director shall convene such meeting and act as such chairman in the order previously fixed by the Board of Directors.

     Notice of convening a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor seven days prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened.


Article 19. (Method of resolution of the Board of Directors)

     Resolutions of the Board of Directors shall be adopted by a majority of the votes of the Directors present at a meeting of the Board of Directors attended by more than one-half of the Directors.


Article 20. (Minutes of the Board of Directors)

     Minutes shall be prepared entering or recording therein the general proceedings and the results at a meeting of the Board of Directors, and the Directors and the Corporate Auditors present thereat shall affix their names and seals or their electronic signatures thereon.


Article 21. (Remuneration and retirement allowance)

     The remuneration and retirement allowance for Directors shall be decided at a General Meeting of Shareholders.

Article 22. (Board of Directors Regulations)

     In addition to what is provided by laws, ordinances or these Articles of Incorporation, the matters concerning the Board of Directors shall be governed by the Board of Directors Regulations established by the Board of Directors.


          Chapter V Corporate Auditors and Board of Corporate Auditors

Article 23. (Number and election)

     The Company shall have not more than four Corporate Auditors.

     Resolutions for the election of Corporate Auditors shall be adopted by a majority of the votes of the shareholders present at the General Meeting of Shareholders attended by the shareholders representing one-third or more of the voting rights of all the shareholders. Such resolutions shall not be made by cumulative voting.


Article 24. (Outside Corporate Auditors)

     A majority of Corporate Auditors shall not have been directors, managers or any other employees of the Company or its subsidiaries before their assumption of office.


Article 25. (Term of office)

     The term of office of Corporate Auditors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within four years after their assumption of office; provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the predecessor.


Article 26. (Board of Corporate Auditors)

     A meeting of the Board of Corporate Auditors shall be convened by each Corporate Auditor.

     A chairman of the Board of Corporate Auditors shall be appointed by resolution of the Board of Corporate Auditors. If the chairman is prevented from discharging his duties, another Corporate Auditor shall act as such chairman in the order previously fixed by the Board of Corporate Auditors.

     Notice of convening a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor seven days prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened.

     Minutes shall be prepared entering or recording therein the general proceedings and the results at a meeting of the Corporate Auditors, and the Corporate Auditors present thereat shall affix their names and seals or their electronic signatures thereon.


Article 27. (Standing Corporate Auditors)

     Corporate Auditors shall, by mutual vote, elect one or more standing Corporate Auditors.


Article 28. (Remuneration and retirement allowance)

     The remuneration and retirement allowance for Corporate Auditors shall be decided at a General Meeting of Shareholders.


Article 29. (Regulations of the Board of Corporate Auditors)

     In addition to what is provided by laws, ordinances or these Articles of Incorporation, the matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.


                               Chapter VI Accounts

Article 30. (Business term)

     The Company's business term shall commence on April 1 of each year and shall end on March 31 of the following year.

Article 31. (Dividends)

     Dividends shall be paid to the shareholders or pledgees registered or recorded in the last share register as of the last day of each business term.


Article 32. (Interim dividends)

     The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code of Japan to the shareholders or pledgees registered or recorded in the last share register as of September 30 of each year.


Article 33. (Limitation on payment period for dividends, etc.)

     If the dividends or interim dividends are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such dividends.

     Unpaid dividends pursuant to the preceding paragraph shall bear no interest.


                      Chapter VII Supplementary Provisions

Article 34. (Number of shares to be issued upon establishment)

     The total number of shares to be issued by the Company upon establishment of the Company and the issue price are as follows:

     Total number of shares to be issued     5,000,000 shares (Common Stock)

     Issue price                             10,000 Japanese yen per share

Article 35. (First business term)

     The first business term of the Company shall commence on the date of establishment of the Company and shall end on March 31, 2004.


Article 36. (Term of office of initial Corporate Auditors)

     Notwithstanding the provisions of Article 25, the term of office of the initial Corporate Auditors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office.

(Exhibit 2) Property to be acquired by the New Company from Mitsubishi


1.   Real estate

(1) Lands of Saijo Factory and Kochi Factory and the buildings, structures and their appurtenances in the possession of Mitsubishi on the lands managed by its units to be transferred as of the day immediately preceding the date of split (descriptions omitted hereinafter).

(2) Building U in Kitaitami Administration Center and Building D in Kumamoto Factory and their appurtenances (descriptions omitted hereinafter).


2.   Movable property

     Finished goods, work in process, semi-finished goods, raw materials, machinery and equipment, vehicles and transportation equipment, tools, instruments and fixtures and supplies relating to the Transferred Businesses of Mitsubishi, managed by its units to be transferred as of the day immediately preceding the date of split (including those leased to any of the affiliated companies of Mitsubishi, its material suppliers and other corporations), except as described below (descriptions omitted hereinafter. They principally consist of the movable property managed by Fukuoka Manufacturing Dept., System LSI Div.).


3. Marketable securities, etc.

(1) Stocks, equities and investments in the possession of Mitsubishi, as described below, as of the day immediately preceding the date of split (descriptions omitted hereinafter. They principally consist of the shares of the domestic and overseas subsidiaries of Mitsubishi relating to the Transferred Businesses of Mitsubishi and shares in the possession of Mitsubishi relating to the Transferred Businesses of Mitsubishi.).


(Exhibit 3) Intellectual property rights, etc. to be acquired by the New Company from Mitsubishi

     Patent rights, model utility rights, design rights, trademark rights, circuit configuration utility rights and rights to be provided with such rights (in respect of any jointly owned right, equity interest therein), copyrights, know-how, trade secrets and other intellectual property rights relating to the Transferred Businesses of Mitsubishi, managed by its units to be transferred (descriptions omitted hereinafter).


(Exhibit 4) Accounts receivable and payable and contractual statuses to be acquired and assumed by the New Company from Mitsubishi


1.   Accounts receivable

     Trade accounts receivable, other accounts receivable and advances paid with regard to the Transferred Businesses of Mitsubishi, which belong to its units to be transferred as of the day immediately preceding the date of split.


2.   Accounts payable

(1)  Accounts payable to be assumed by the New Company concurrently with
Mitsubishi:

     Borrowed money, trade accounts payable, other accounts payable, advances received, accrued expenses and deposits received (including deposits received for guarantees and securities received managed by the units of Mitsubishi to be transferred) with regard to the Transferred Businesses of Mitsubishi, which belong to its units to be transferred as of the day immediately preceding the date of split.


3.   Contractual statuses

     Contractual statuses under the agreements, as described below, relating to the transactions conducted with regard to the Transferred Businesses of Mitsubishi as of the day immediately preceding the date of split (descriptions omitted hereinafter. They principally consist of trading agreements relating to sales of products and material supply agreements executed with regard to the Transferred Businesses of Mitsubishi.).

(Exhibit 5) Employees to be transferred to the New Company from Mitsubishi

1. Employees belonging on a full-time basis to the units of Mitsubishi to be transferred (including all employees suspended from their jobs due to injuries, diseases, child-rearing and nursing care and employees temporarily transferred to other companies) as of December 26, 2002 (descriptions omitted hereinafter).


(Exhibit 6) Property to be acquired by the New Company from Hitachi

1.   Real estate

(1) Lands in the possession of Hitachi, as described below, managed by its Semiconductor & Integrated Circuits and the buildings, structures and their appurtenances in the possession of Hitachi on the lands managed by its Semiconductor & Integrated Circuits as of the day immediately preceding the date of split (descriptions omitted hereinafter. They consist of the lands located in Hitachinaka, Ibaraki Prefecture, Takasaki, Gunma Prefecture, Ome, Tokyo, Kodaira, Tokyo, Nakakoma-gun, Yamanashi Prefecture and Komoro, Nagano Prefecture, which are the principal operating sites of the Semiconductor & Integrated Circuits.).

(2) Buildings, structures and their appurtenances in the possession of Hitachi on the land in the possession of Hitachi, as described below, managed by its Semiconductor & Integrated Circuits as of the day immediately preceding the date of split (descriptions omitted hereinafter. They consist of the land located in Hitachinaka, Ibaraki Prefecture.).


2.   Movable property

     Finished goods, work in process, semi-finished goods, raw materials, machinery and equipment, vehicles and transportation equipment, tools, instruments and fixtures and supplies in the possession of Hitachi, managed by its Semiconductor & Integrated Circuits as of the day immediately preceding the date of split (including those leased to any of the affiliated companies of Hitachi, its material suppliers and other corporations).


3.   Marketable securities, etc.

(1) Stocks, equities and investments in the possession of Hitachi, as described below, managed by its Semiconductor & Integrated Circuits as of the day immediately preceding the date of split (descriptions omitted hereinafter. They principally consist of the shares of the domestic and overseas subsidiaries of Hitachi and shares in the possession of Hitachi relating to its semiconductor business, managed by its Semiconductor & Integrated Circuits.).


(Exhibit 7) Intellectual property rights, etc. to be acquired by the New Company from Hitachi

     Patent rights, model utility rights, design rights, trademark rights, circuit configuration utility rights and rights to be provided with such rights (in respect of any jointly owned right, equity interest therein), copyrights, know-how and trade secrets (including inventions, ideas and designs drawn by any employee of Hitachi engaged in research upon request from its Semiconductor & Integrated Circuits, within the scope of such research on or before the day immediately preceding the date of split) and enforcement rights, rights of using and other related rights licensed with respect to patent rights, model utility rights, design rights, trademark rights, circuit configuration utility rights, copyrights, know-how and trade secrets owned by the third parties, managed by the Semiconductor & Integrated Circuits as of the day immediately preceding the date of split, except for the following rights (descriptions omitted hereinafter. They principally consist of the patent rights, model utility rights, trademark rights, circuit configuration utility rights and rights to be provided with such rights relating to DRAMs.).

(Exhibit 8) Accounts receivable and payable and contractual statuses to be acquired and assumed by the New Company from Hitachi


1.   Accounts receivable

     Trade accounts receivable, other accounts receivable, advances paid and suspense payments with regard to the Semiconductor & Integrated Circuits as of the day immediately preceding the date of split.


2.   Accounts payable

(1)  Accounts payable to be assumed by the New Company concurrently with
     Hitachi:

     (i) Trade accounts payable, other accounts payable, advances received, accrued expenses and deposits received with regard to the Semiconductor & Integrated Circuits as of the day immediately preceding the date of split; and

     (ii) 7,000,000,000 Japanese yen, with regard to the Semiconductor & Integrated Circuits, included in the commercial paper to be issued by Hitachi on or before the day immediately preceding the date of split.

(2) Accounts payable to be assumed by the New Company with Hitachi discharged therefrom:

     Money borrowed from UFJ Bank Limited by Hitachi to be subleased to its employees as funds for acquisition of dwelling houses which relates to the employees to be transferred to the New Company as of the day immediately preceding the date of split.


3. Contractual statuses

     Contractual statuses under the agreements, as described below, relating to the transactions conducted by the Semiconductor & Integrated Circuits as of the day immediately preceding the date of split (descriptions omitted hereinafter. They principally consist of trading agreements relating to sales of products and material supply agreements executed by the Semiconductor & Integrated Circuits, exclusive of cross license agreements (agreements on the reciprocal licenses of enforcement or using) relating to patent rights, etc.).


(Exhibit 9) Employees to be transferred to the New Company from Hitachi

1.   Employees at the Semiconductor & Integrated Circuits

     Employees belonging to the Semiconductor & Integrated Circuits (including all employees suspended from their jobs due to injuries, diseases, child-rearing, nursing care, temporary transfers, etc. but exclusive of all employees belonging to Semiconductor Business Division, Semiconductor & Integrated Circuits) as of December 26, 2002 (descriptions omitted hereinafter. Other employees to be transferred principally consist of employees belonging to any of the branch business offices and working for any section responsible for semiconductor business as of December 26, 2002, and employees ordered no later than December 26, 2002 to be transferred from Central Research Laboratory, Research & Development Group, Hitachi Research Laboratory, Research & Development Group, Production Engineering Research Laboratory, Research & Development Group, Intellectual Property Group, and Device Development Center, Information & Telecommunication Systems to the Semiconductor & Integrated Circuits as of January 1, 2003.).

3.   Reference Information relating to the Plan for Joint Corporate Split

(1)  Reference Information relating to the Directors

-----------------------------------------------------------------------------------------------------------------------
                                                                                                            Outstanding
                                                                                                             Shares of
                                                                                         Outstanding         Mitsubishi
     Name                  Brief Personal History and Representative Status               Shares of           Electric
(Date of Birth)                           in Other Companies                            Hitachi, Ltd.       Corporation
                                                                                            Owned              Owned
-----------------------------------------------------------------------------------------------------------------------

                        4/1970    Joined Mitsubishi Electric Corporation
Koichi Nagasawa         6/1997    Corporate Vice President, Member of the Board,
(Oct. 17, 1942)                   Group Vice President, Semiconductor, Mitsubishi
                                  Electric Corporation
                        4/1998    Corporate Vice President, Member of the Board,                 0             25,000
                                  Group President, Semiconductor, Mitsubishi
                                  Electric Corporation
                        4/2001    Executive Vice President, Member of the Board,
                                  Group President, Semiconductor, Mitsubishi
                                  Electric Corporation
-----------------------------------------------------------------------------------------------------------------------

                        4/1970    Joined Hitachi, Ltd.
Satoru Ito              7/1998    Managing Director, Hitachi Semiconductor
(May 28, 1944)                    (Europe) GmbH
                        10/2000   Retired from Managing Director, Hitachi
                                  Semiconductor (Europe) GmbH
                                  Chairman & CEO, Hitachi Semiconductor (America)
                                  Inc.
                        10/2001   Chief Marketing Officer, Semiconductor &
                                  Integrated Circuits, Hitachi, Ltd.
                        2/2002    President & CEO, Semiconductor & Integrated               11,000                  0
                                  Circuits, Hitachi, Ltd.
                                  Retired from CEO, Hitachi Semiconductor
                                  (America) Inc.
                        6/2002    Senior Corporate Officer, President & CEO,
                                  Semiconductor & Integrated Circuits, Hitachi,
                                  Ltd.
                        [Representative Status in Other Companies]
                        Chairman, Hitachi Semiconductor (America) Inc.
                        Chairman, Advanced SoC Platform Corporation
-----------------------------------------------------------------------------------------------------------------------
                        4/1968    Joined Mitsubishi Electric Corporation
Yasuhiko Fukuda         6/1998    Group Vice President, Semiconductor, Mitsubishi                0              7,000
(Mar. 14, 1943)                   Electric Corporation
-----------------------------------------------------------------------------------------------------------------------
                        4/1970    Joined Hitachi, Ltd.
Masayoshi Ito           4/1999    General Manager, DRAM Business Division,
(Sep. 3, 1946)                    Semiconductor & Integrated Circuits, Hitachi,
                                  Ltd.
                        6/2001    President & CEO, Hitachi Semiconductor and
                                  Devices Sales Co., Ltd.                                    1,123                  0
                        6/2002    Chief Marketing Officer, Semiconductor &
                                  Integrated Circuits, Hitachi, Ltd.
                        [Representative Status in Other Companies]
                        President & CEO, Hitachi Semiconductor and Devices Sales
                        Co., Ltd.
-----------------------------------------------------------------------------------------------------------------------
                        4/1973    Joined Mitsubishi Electric Corporation
Katsumi Suizu           4/1999    Group Vice President, Semiconductor, Mitsubishi                0             15,000
(Oct. 21, 1943)                   Electric Corporation
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                                            Outstanding
                                                                                                             Shares of
     Name                                                                                Outstanding         Mitsubishi
(Date of Birth)            Brief Personal History and Representative Status               Shares of           Electric
                                          in Other Companies                             Hitachi, Ltd.      Corporation
                                                                                            Owned              Owned
-----------------------------------------------------------------------------------------------------------------------
                        4/1968    Joined Mitsubishi Electric Corporation
Koichi Ogino            6/1998    General Manager, Corporate Accounting Dept.,
(Mar. 1, 1944)                    Mitsubishi Electric Corporation                                0              5,000
                        4/2001    General Manager, Corporate Auditing Dept.,
                                  Mitsubishi Electric Corporation
-----------------------------------------------------------------------------------------------------------------------
                        4/1971    Joined Hitachi, Ltd.
Hideo Inayoshi          2/2000    Deputy General Manager, System LSI Business
(Jan. 14, 1947)                   Division, Semiconductor & Integrated Circuits,
                                  Hitachi, Ltd.
                        4/2001    Senior Group Executive, System Solution
                                  Division, Semiconductor & Integrated Circuits,
                                  Hitachi, Ltd.                                              6,000              1,000
                        10/2001   Senior Group Executive, Management Strategy
                                  Division, Semiconductor & Integrated Circuits,
                                  Hitachi, Ltd.
                        4/2002    General Manager, Management Planning Division,
                                  Semiconductor & Integrated Circuits, Hitachi,
                                  Ltd.
-----------------------------------------------------------------------------------------------------------------------
                        4/1970    Joined Hitachi, Ltd.
Chikara Onishi          4/1999    Deputy General Manager, Research & Development
(Mar. 26, 1948)                   Group, Hitachi, Ltd.
                        4/2001    General Manager, Human Resources Strategy                  4,000                  0
                                  Division, Semiconductor & Integrated Circuits,
                                  Hitachi, Ltd.
-----------------------------------------------------------------------------------------------------------------------
                        4/1967    Joined Hitachi, Ltd.
Michiharu Nakamura      4/1999    Executive Vice President, Research & Development
(Sep. 9, 1942)                    Group, Hitachi, Ltd.
                        10/2000   Deputy General Manager, Corporate Venture
                                  Capital Office, Hitachi, Ltd.                             14,000                  0
                        4/2001    President, Research & Development Group,
                                  Hitachi, Ltd.
                        6/2001    Corporate Officer, President, Research &
                                  Development Group, Hitachi, Ltd.
-----------------------------------------------------------------------------------------------------------------------
                        5/1973    Joined Mitsubishi Electric Corporation
Katsuhiro Tsukamoto     8/1999    General Manager, Power Device Div., Mitsubishi
(Oct. 13, 1948)                   Electric Corporation
                        4/2002    General Manager, Memory IC Div., Mitsubishi                    0             22,000
                                  Electric Corporation
                        10/2002   Group Vice President, Semiconductor, Mitsubishi
                                  Electric Corporation
-----------------------------------------------------------------------------------------------------------------------

Notes: (1) There are no conflicts of interest between any candidates and
           Hitachi, Ltd., Mitsubishi Electric Corporation or the new company.

       (2) Mr. Michiharu Nakamura and Mr. Katsuhiro Tsukamoto are candidates who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

(2)  Reference Information relating to the Corporate Auditors


-----------------------------------------------------------------------------------------------------------------------
                                                                                                            Outstanding
                                                                                                             Shares of
     Name                                                                                Outstanding         Mitsubishi
(Date of Birth)            Brief Personal History and Representative Status in            Shares of          Electric
                                          Other Companies                                Hitachi, Ltd.      Corporation
                                                                                            Owned              Owned
-----------------------------------------------------------------------------------------------------------------------
                        4/1964    Joined Hitachi, Ltd.
Kimihiro Ogawa          2/2000    Managing Director, Hitachi Nippon Steel
(May 25, 1941)                    Semiconductor Singapore Pte. Ltd.                         8,000                   0
                        [Representative Status in Other Companies]
                        Managing Director, Hitachi Nippon Steel Semiconductor
                        Singapore Pte. Ltd.
-----------------------------------------------------------------------------------------------------------------------
                        4/1970    Joined Hitachi, Ltd.
Takashi Miyoshi         1/2000    Deputy General Manager, Finance &
(Sep. 25, 1947)                   Distribution Systems, Hitachi, Ltd.
                        6/2000    Deputy General Manager, Semiconductor &
                                  Integrated Circuits, Hitachi, Ltd.
                        4/2001    General Manager, Finance & Accounting                     2,000                   0
                                  Controls Division, Semiconductor &
                                  Integrated Circuits, Hitachi, Ltd.
                        6/2002    General Manager, Finance Department I,
                                  Hitachi, Ltd.
-----------------------------------------------------------------------------------------------------------------------
                        4/1971    Joined Mitsubishi Electric Corporation
Masanori Saito          4/1999    General Manager, Corporate Human Resources
(Dec. 9, 1947)                    Dept., Mitsubishi Electric Corporation
                        4/2001    General Manager, Associated Companies Dept.,
                                  Mitsubishi Electric Corporation                               0               2,000
                        4/2002    General Manager, Associated Companies Dept.,
                                  Corporate Strategy & Management Office,
                                  Mitsubishi Electric Corporation
-----------------------------------------------------------------------------------------------------------------------

Notes: (1) There are no conflicts of interest between any candidates and
           Hitachi, Ltd., Mitsubishi Electric Corporation or the new company.

       (2) Mr. Takashi Miyoshi and Mr. Masanori Saito are candidates who fulfill the qualification requirements to be outside corporate auditors as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.


(3)  Reference Information relating to the Accounting Auditor

------------------------------------------------------------------------------------------------------------------
Name                    Shin Nihon & Co.
------------------------------------------------------------------------------------------------------------------
Office                  Hibiya Kokusai Building, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo
------------------------------------------------------------------------------------------------------------------
                        On April 1, 2000, Showa Ota & Co. (founded in October 1985) and Century Audit Corporation
History                 (founded in January 1986) merged to form Century Ota Showa & Co.  On July 1, 2001, Century
                        Ota Showa & Co. changed its name to Shin Nihon & Co.
------------------------------------------------------------------------------------------------------------------
                        Certified Public Accountants  1,559
Workforce               Junior Accountants            635
(As of September 30,    Others                        520
2002)                   Total                         2,714
------------------------------------------------------------------------------------------------------------------

4. The Contents of the Statement regarding the Reasons for the Allocation of Shares pursuant to Article 374-2, Paragraph 1, Item 2 of the Commercial Code of Japan

     The Company and Mitsubishi Electric Corporation ("Mitsubishi") have determined on the allocation of shares of Renesas Technology Corp. ("Renesas") to be incorporated by the method of joint corporate split as of April 1, 2003, being the date of split, as described below.

     To facilitate the smooth transition of business operations from the separating parties, the Company and Mitsubishi, to Renesas and its business operations in the future, the Company and Mitsubishi have determined to allocate all of the shares of Renesas to be issued upon the transfer of businesses of the Company and Mitsubishi to Renesas, to the Company and Mitsubishi.

     Before the Company and Mitsubishi commenced to negotiate about the ratio of shares to be allocated to each party, the Company requested Goldman Sachs (Japan) Ltd. ("Goldman Sachs"), and Mitsubishi requested J.P. Morgan Securities Asia Pte. Limited ("J.P. Morgan"), to estimate the values of their respective businesses (the "Separated Businesses") to be transferred upon corporate split. Based on the various materials relating to the Separated Businesses provided by the Company and Mitsubishi, Goldman Sachs and J.P. Morgan respectively applied a Discounted Cash Flow (DCF) Method, Comparable Company Analysis, Contribution Analysis, etc. (see Notes below) to estimate the shareholder values of their respective Separated Businesses on a consolidated basis. Upon considering all these shareholder values and various other factors together, Goldman Sachs and J.P. Morgan provided the ranges of the adequate share allocation ratios to their respective clients, the Company and Mitsubishi.

     The Company and Mitsubishi negotiated based on the estimations by Goldman Sachs and J.P. Morgan and agreed on the share allocation ratio, the Company :
Mitsubishi = 55 : 45. Taking into consideration the aggregate assets and liabilities to be transferred to Renesas and on condition that no material change occur to the state of property and operations of the Company and Mitsubishi, the Company and Mitsubishi agreed to fix the number of shares to be issued by Renesas upon incorporation at 5,000,000 shares and in accordance with the above share allocation ratio, to fix the number of shares of common stock to be allocated to the Company at 2,750,000 shares and the number of shares of common stock to be allocated to Mitsubishi at 2,250,000 shares, respectively.

     The Company has received an opinion from Goldman Sachs that they consider the share allocation ratio to be fair to the Company from the financial point of view.




(Notes) (i)   Discounted Cash Flow (DCF) Method:
              Method to analyse the aggregate present values of cash flows to be provided from activities of a subject enterprise in the future and evaluate its total value.

        (ii)  Comparable Company Analysis:
              Method to analyse the evaluations of companies comparable to a subject enterprise in the stock market and evaluate its total value.

        (iii) Contribution Analysis
              Method to analyse the ratios of financial contributions of companies to an enterprise to be integrated and evaluate their ratios to its total value.

5. The Contents of the Statement regarding the Possible Fulfillment of the Obligations to Be Assumed by Each Company and the Reasons Therefor pursuant to
Article 374-2, Paragraph 1, Item 3 of the Commercial Code of Japan

1. Description of the Company:

     On the balance sheet of the Company as of September 30, 2002, assets and liabilities accounted for JPY 3,625,400 million and JPY 2,257,400 million, respectively. The book values of assets and liabilities to be transferred from the Company to Renesas Technology Corp. ("Renesas"), a new company to be incorporated upon the joint corporate split (the "Joint Corporate Split") by the Company and Mitsubishi Electric Corporation ("Mitsubishi"), are JPY 335,200 million and JPY 157,400 million, respectively, accounting for approximately 9.2% of the total assets of the Company and approximately 7.0% of the total liabilities of the Company, respectively.

     Hence, on or after the date of split, the Company's financial position will remain sound and at present, no event is expected to occur that may deter the fulfillment of the obligations to be assumed by the Company during the course of its business activities in the future.

     In conclusion, the Company judges that any obligation of the Company to become due on or after the date of split, including any obligation to be assumed by Renesas concurrently with the Company, will possibly be fulfilled.

2. Description of Renesas Technology Corp.:

     The assets and liabilities to be transferred from the Company to Renesas are JPY 335,200 million and JPY 157,400 million, respectively and the assets and liabilities to be transferred from Mitsubishi to Renesas are JPY 223,400 million and JPY 119,800 million, respectively. Thus, the amount of the assets so transferred exceeds the amount of the liabilities so transferred and Renesas will have assets sufficient to secure the fulfillment of its obligations.

     Additionally, by integrating the production, sales and services with regard to the businesses transferred from the Company and Mitsubishi by the Joint Corporate Split, Renesas will be able to improve the operating efficiency and strengthen its competitiveness in the market, whereby earning returns in the future.

     In conclusion, the Company judges that any obligation of Renesas to become due on or after the date of split will possibly be fulfilled.

     The Company has received a document from Shin Nihon & Co. stating that the values of assets and liabilities as of September 30, 2002 to be transferred from the Company to Renesas, which are used by the Company to prepare this statement, were based on the accounting records of the Company.

6. Balance Sheet and Statement of Income as provided for in Article 374-2, Paragraph 1, Item 4, 5, 6 and 7 of the Commercial Code of Japan

(1) Unconsolidated Balance Sheet of Hitachi, Ltd. (As of September 30, 2002)

==================================================================================================================================
                  (ASSETS)                  Millions of yen                     (LIABILITIES)                    Millions of yen
CURRENT ASSETS                                  1,848,080     CURRENT LIABILITIES                                   1,621,077
    Cash                                          179,995       Trade accounts payable                                664,409
    Notes receivable                               11,664       Short-term debt                                        38,352
    Accounts receivable                           618,233       Commercial paper                                       47,000
    Marketable securities                          21,097       Current installments of debentures                     92,828
    Money held in trust                            80,255       Other accounts payable                                 25,425
    Finished goods                                 57,697       Accrued expenses                                      162,691
    Semi-finished goods                            67,292       Advances received from customers                      217,425
    Raw materials                                  52,354       Deposits received                                     340,978
    Work in process                               206,222       Warranty reserve                                       12,835
    Advances paid                                  51,101       Others                                                 19,130
    Short-term loan receivables                   260,876     FIXED LIABILITIES                                       636,355
    Deferred tax assets                            91,950       Debentures                                            418,471
    Others                                        150,228       Long-term debt                                          2,608
    Allowance for doubtful receivables               (890)      Accrued pension liability                             130,423
FIXED ASSETS                                    1,777,332       Reserve for loss on repurchasing computers             30,667
  Tangible fixed assets                           499,928       Reserve for exhibition at The 2005 World
    Buildings                                     196,448       Exposition, Aichi, Japan                                  447
    Structures                                     19,782       Reserve for contribution to Defined
    Machinery                                     142,641       Contribution Pension Plan                              53,738
    Vehicles                                          336     TOTAL LIABILITIES                                     2,257,432
    Tools and furniture                            77,552         (STOCKHOLDERS' EQUITY)
    Land                                           51,516     CAPITAL STOCK                                           282,032
    Construction in progress                       11,651     CAPITAL SURPLUS                                         252,693
  Intangible fixed assets                         112,785       Capital reserve                                       252,693
    Software                                       91,462     RETAINED EARNINGS                                       802,542
    Railway and public utility installation         1,679       Earned surplus reserve                                 70,438
    Others                                         19,644       Reserve for software program development               32,139
  Investments                                   1,164,618       Reserve for special depreciation                        1,664
    Investments in subsidiaries                   483,568       Special reserve                                       643,990
    Investments in securities                     299,705       Unappropriated retained earnings
    Long-term loan receivables                     17,573       (including net income for the period of 19,767)        54,309
    Deferred tax assets                           322,892     UNREALIZED HOLDING GAINS ON SECURITIES                   31,422
    Others                                         85,825     TREASURY STOCK                                             (709)
    Allowance for doubtful receivables            (44,948)    TOTAL STOCKHOLDERS' EQUITY                            1,367,980
==================================================================================================================================
TOTAL ASSETS                                    3,625,413     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            3,625,413


Notes:

     (1)  Inventories
          Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
          Raw materials : Lower of cost or market. Cost is determined by the moving average method.

     (2)  Securities and money held in trust
          Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on the moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
          Money held in trust is stated at fair value.

     (3)  Depreciation of tangible fixed assets
          Buildings : Straight-line method.
          Other tangible fixed assets : Declining-balance method.
          Accumulated depreciation of tangible fixed assets: JPY1,466,527 million

     (4)  Depreciation of intangible fixed assets
          Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
          Other intangible fixed assets : Straight-line method.

     (5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability allocable to the interim period is determined based on projected benefit obligation and expected plan assets at March 31, 2003. Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years. Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.

     (6) Reserve for exhibition at The 2005 World Exposition, Aichi, Japan is based on Article 287-2 of the Commercial Code of Japan.

     (7) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

     (8) Short-term receivables from subsidiaries JPY685,569 million Long-term receivables from subsidiaries JPY61,324 million Short-term payables to subsidiaries JPY775,412 million

     (9) Rights to acquire new shares of the Company under Article 280-19.1 of the Commercial Code of Japan

              Class      Number of shares to be issued       Issue price per share         Issue period
              -----      -----------------------------       ---------------------         ------------
          Common Stock           335,000 shares                    JPY1,451            7/27/2001--7/26/2005
          Common Stock         1,030,000 shares                    JPY1,270             8/4/2002--8/3/2006

     (10) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

     (11) Pledged assets
          Investments in subsidiaries      JPY3,013 million

     (12) Loan guarantees                 JPY50,856 million

     (13) Net income per share                      JPY5.92

(2) Unconsolidated Statement of Income of Hitachi, Ltd. (From April 1, 2002 to September 30, 2002)

===========================================================================
               ORDINARY INCOME AND LOSS                     Millions of yen
Operating income and loss
  Net sales                                                       1,515,655
  Cost of sales                                                   1,231,453
  Selling, general and administrative expenses                      283,926
                                                                  ---------
     Operating income                                                   275
Non-operating income and loss
  Non-operating income                                               23,823
    Interest and dividends                                           20,963
    Others                                                            2,860
  Non-operating expenses                                             26,509
    Interest                                                          6,151
    Others                                                           20,358
                                                                  ---------
     Ordinary loss                                                    2,411

            EXTRAORDINARY GAIN AND LOSS
  Extraordinary gain                                                 32,957
    Gain on sale of subsidiaries' common stock and
     investments in securities                                       30,091
    Gain on sale of land                                              2,866
                                                                  ---------
Income before income taxes                                           30,546
  Income taxes
    Current                                                           1,661
    Deferred                                                          9,116
                                                                  ---------
Net income                                                           19,767
Unappropriared retained earnings at the beginning of
 the period                                                          34,541
                                                                  ---------
Unappropriated retained earnings at the end of the period            54,309
===========================================================================

Notes:
(1) Gain on sale of subsidiaries' common stock and investments in securities of JPY30,091 million consists of gain on sale of subsidiaries' common stock of JPY11,868 million and gain on sale of investments in securities of JPY18,222 million.
(2)  Sales to subsidiaries                                 JPY602,547 million
     Purchases from subsidiaries                         JPY1,063,967 million
     Non-operating transactions with subsidiaries           JPY65,472 million

(3)  Unconsolidated Balance Sheet of Hitachi, Ltd. (As of March 31, 2002)

===================================================================================================================
              (ASSETS)                 Millions of yen                  (LIABILITIES)              Millions of yen
CURRENT ASSETS                               2,124,120     CURRENT LIABILITIES                           1,788,217
    Cash                                       158,599       Trade accounts payable                        773,370
    Notes receivable                            14,763       Short-term debt                                84,032
    Accounts receivable                        767,553       Commercial paper                               50,000
    Marketable securities                      118,556       Other accounts payable                         23,527
    Money held in trust                         80,407       Accrued expenses                              273,271
    Finished goods                              69,192       Advances received from customers              253,696
    Semi-finished goods                         73,338       Deposits received                             292,753
    Raw materials                               48,761       Warranty reserve                               10,638
    Work in process                            199,826       Others                                         26,926
    Advances paid                               72,117     FIXED LIABILITIES                               770,341
    Short-term loan receivables                259,591       Debentures                                    511,299
    Deferred tax assets                        114,481       Long-term debt                                  2,668
    Others                                     148,022       Accrued pension liability                     162,150
    Allowance for doubtful                                   Reserve for loss on repurchasing
    receivables                                 (1,092)       computers                                     31,145
                                                             Reserve for contribution to Defined
FIXED ASSETS                                 1,799,024        Contribution Pension Plan                     63,077
  Tangible fixed assets                        574,630
    Buildings                                  214,651     TOTAL LIABILITIES                             2,558,558
    Structures                                  21,488
    Machinery                                  169,934
    Vehicles                                       441              (STOCKHOLDERS' EQUITY)
    Tools and furniture                         93,333     CAPITAL STOCK                                   282,032
    Land                                        59,780     LEGAL RESERVES                                  323,131
    Construction in progress                    15,000       Capital surplus                               252,693
  Intangible fixed assets                      106,403       Earned surplus reserve                         70,438
    Software                                    86,424     RETAINED EARNINGS                               712,336
    Railway and public utility                               Reserve for software program
     installation                                1,795        development                                   33,132
    Others                                      18,183       Reserve for special depreciation                2,101
  Investments                                1,117,991       Special reserve                               905,990
                                                             Accumulated deficit
                                                              (including net loss for the period of
    Investments in subsidiaries                403,793        252,641)                                     228,887
    Investments in securities                  352,018     UNREALIZED HOLDING GAINS ON SECURITIES           47,419
    Long-term loan receivables                   5,715     TREASURY STOCK                                     (333)
    Deferred tax assets                        307,867
    Others                                      94,427     TOTAL STOCKHOLDERS' EQUITY                    1,364,585
    Allowance for doubtful
     receivables                               (45,831)
===================================================================================================================
                                                           TOTAL LIABILITIES AND STOCKHOLDERS'
TOTAL ASSETS                                 3,923,144      EQUITY                                       3,923,144

Notes:
(1)  Inventories
     Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
     Raw materials : Lower of cost or market. Cost is determined by the moving average method.
(2)  Securities and money held in trust
     Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on the moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
     Money held in trust is stated at fair value.
(3)  Depreciation of tangible fixed assets
     Buildings : Straight-line method.
     Other tangible fixed assets : Declining-balance method.
     Accumulated depreciation of tangible fixed assets: JPY1,635,906 million
(4)  Depreciation of intangible fixed assets
     Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
     Other intangible fixed assets : Straight-line method.
(5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
     Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
     Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.
     Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.
     JPY35,129 million included in Accrued pension liability is loss on return of substitutional portion of Employees Pension Fund. Such loss is based on
     Article 287-2 of the Commercial Code of Japan.
(6) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.
(7)  Short-term receivables from subsidiaries      JPY765,762 million
     Long-term receivables from subsidiaries        JPY48,604 million
     Short-term payables to subsidiaries           JPY849,446 million
(8) The difference between acquisition cost and carrying cost of other securities in "Total Stockholders' Equity," under Article 290.1.6 of the Commercial Code of Japan, amounted to JPY46,047 million.
(9) Rights to subscribe for new shares of the Company under Article 280-19.1 of the Commercial Code of Japan

              Class          Number of shares to be issued      Issue price per share         Issue period
              -----          -----------------------------      ---------------------         ------------
         Common Stock                347,000 shares                 JPY1,451               7/27/2001-7/26/2005
         Common Stock              1,090,000 shares                 JPY1,270                8/4/2002-8/3/2006

(10) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.
(11) Pledged assets
     Investments in subsidiaries                 JPY3,630 million
(12) Loan guarantees                            JPY59,594 million
(13) Net loss per share                                  JPY75.68

(4) Unconsolidated Statement of Income of Hitachi, Ltd. (From April 1, 2001 to March 31, 2002)

=============================================================================================
                   ORDINARY INCOME AND LOSS                                   Millions of yen
Operating income and loss
  Net sales                                                                         3,522,299
  Cost of sales                                                                     2,927,426
  Selling, general and administrative expenses                                        679,615
                                                                                   ----------
    Operating loss                                                                     84,742
Non-operating income and loss
  Non-operating income                                                                 95,016
    Interest and dividends                                                             81,507
    Others                                                                             13,509
  Non-operating expenses                                                               91,937
    Interest                                                                           12,873
    Others                                                                             79,064
                                                                                   ----------
      Ordinary loss                                                                    81,663

            EXTRAORDINARY GAIN AND LOSS
  Extraordinary gain                                                                   10,729
    Gain on sale of land                                                                8,906
    Gain on sale of investments in securities                                           1,823
  Extraordinary loss                                                                  318,887
    Special termination benefit                                                       108,768
    Restructuring charges                                                              90,251
    Impairment loss on investments and securities                                      76,144
    Loss on Pension Plan amendments                                                    43,722
                                                                                   ----------
  Loss before income taxes                                                            389,820
    Income taxes
      Current                                                                           3,884
      Deferred                                                                       (141,063)
                                                                                   ----------
  Net loss                                                                            252,641
  Unappropriated retained earnings at the beginning of the period                      33,767
  Interim dividends paid                                                               10,013
                                                                                   ----------
  Accumulated deficit at the end of the period                                        228,887
=============================================================================================

Notes:
     (1) Special termination benefit of JPY108,768 million arises primarily from the early retirement plans of the Company and its subsidiaries.
     (2) Restructuring charges of JPY90,251 million are due to withdrawal from cathode ray tubes and restructuring of semiconductor business and digital media business in Europe, etc. Included in this total are losses of JPY53,843 million for restructuring of subsidiaries, losses of JPY16,474 million on sale or disposal of property, plant and equipment and losses of JPY7,313 million on sale or disposal of inventories.
     (3) Impairment loss on investments and securities of JPY76,144 million consists of impairment loss on investments in securities of JPY59,637 million and impairment loss on investments in subsidiaries of JPY16,507 million.
     (4) Loss on Pension Plan amendments of JPY43,722 million consists of loss on return of substitutional portion of Employees Pension Fund of JPY35,129 million and loss on initiation of Defined Contribution Pension Plan of JPY8,593 million.
     (5)  Sales to subsidiaries                           JPY1,454,070 million
          Purchases from subsidiaries                     JPY2,354,152 million
          Non-operating transactions with subsidiaries      JPY336,150 million

(5) Unconsolidated Balance Sheet of Mitsubishi Electric Corporation (As of September 30, 2002)

================================================================================================================
               (ASSETS)           Millions of yen                 (LIABILITIES)                  Millions of yen
CURRENT ASSETS                          1,361,079     CURRENT LIABILITIES                              1,105,612
    Cash                                  161,154       Notes payable                                     53,063
    Notes receivable                        6,036       Accounts payable                                 323,451
    Accounts receivable                   511,330       Short-term loans payable                         220,942
    Marketable securities                      27       Commercial paper                                  17,000
    Finished goods                         65,558       Bonds due within one year                         70,000
    Raw materials                          37,287       Convertible bonds due within one year             77,249
    Work in process                       361,429       Other accounts payable                            74,129
    Advance payment                        46,788       Accrued expenses                                 100,544
    Deferred tax assets                    37,662       Accrued income taxes                                 100
    Other                                 134,167       Advances received                                127,659
    Allowance for doubtful receivables       (363)      Products warranty reserve                         12,523
                                                        Other                                             28,948
FIXED ASSETS                            1,105,675     NON-CURRENT LIABILITIES                            870,360
  Tangible fixed assets                   430,938       Bonds                                            310,000
    Buildings                             142,622       Long-term loans payable                          181,094
    Structures                             10,265       Retirement and Severance Benefits                255,603
    Machinery and equipment               153,910       Provision for Overseas investment
    Vehicles and conveying equipment          525        loss allowance                                  123,270
    Tools, furniture and fixtures          77,903       Other                                                391
    Land                                   28,981               TOTAL LIABILITIES                      1,975,972
    Construction in progress               16,728
  Intangible fixed assets                  20,761             (SHAREHOLDERS' EQUITY)
    Software                               19,869     CAPITAL STOCK                                      175,820
    Other intangible fixed assets             892     CAPITAL SURPLUS                                    181,057
  Investments and other assets            653,975       Capital reserve                                  181,057
    Investment securities                 218,494     RETAINED EARNINGS                                  118,653
    Investment in subsidiaries            166,279       Legal reserve                                     43,955
    Long-term loans receivable              1,048       Appropriated                                      33,129
    Long-term prepaid expenses             13,669         Reserve for research and development               300
    Deferred tax assets                   233,176         Reserve for special depreciation                 6,573
    Other                                  31,664         Reserve for software program development           963
    Allowance for doubtful receivables    (10,356)        Reserve for deferred capital gain                3,852
                                                          General reserve                                 21,440
                                                        Unappropriated
                                                        (including net income of 9,112)                   41,569
                                                      UNREALIZED GAINS ON SECURITIES                      15,283
                                                      TREASURY STOCK                                         (33)
                                                           TOTAL SHAREHOLDERS' EQUITY                    490,782
================================================================================================================
TOTAL ASSETS                            2,466,754     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       2,466,754

(6) Unconsolidated Statement of Income of Mitsubishi Electric Corporation (From April 1, 2002 to September 30, 2002)

====================================================================
                 ORDINARY PROFIT AND EXPENSES       Millions of yen
Operating income and expenses
  Net sales                                               1,045,044
  Cost of sales                                             840,826
  Selling, general and administrative expenses              212,947
                                                         ----------
     Operating loss                                           8,729
Other income and expenses
  Other income                                               42,877
    Interest and dividends income                            25,313
    Other                                                    17,563
  Other expenses                                             25,085
    Interest                                                  6,514
    Other                                                    18,570
                                                         ----------
     Ordinary profit                                          9,062
Income before income taxes                                    9,062
  Income taxes
    Current                                                   2,203
    Deferred                                                 (2,253)
                                                         ----------
Net income                                                    9,112
Unappropriared retained earnings at the beginning
 of the period                                               32,456
                                                         ----------
Unappropriated retained earnings                             41,569
====================================================================

Notes to Financial Statements:
1. Valuation of marketable and investment securities (including marketable securities contained in investment trust):
     (1) Investment in subsidiaries and affiliates: Cost basis using the moving-average method.
     (2)  Other securities
          - Quoted securities: Market value at 30th September. Unrealized gains are in shareholders' equity, net of income taxes, and disposal price is computed using the moving-average method.
          -    Unquoted securities: Cost basis using the moving-average method.
2.   Valuation of inventories:
     Finished goods and raw materials: Average cost
     Work in process: Cost basis using specific project basis for custom order production, and average cost for others
3. Depreciation of property, plant and equipment is computed by the declining-balance method, except for certain manufacturing facilities, mainly machinery and equipment, which are depreciated by the declining-balance method based on their estimated useful lives. However, depreciation of buildings (excluding attached facilities) acquired since April 1, 1998, is computed by the straight-line method.
4. To provide for the employees' retirement benefits, the Company appropriate Retirement and Severance Benefits calculated based on the estimated projected benefit obligation and plan asset at the end of this fiscal year.
5.   Figures given in the financial statements do not include consumption tax.
6.   Monetary receivables from subsidiaries:
          Short-term: JPY264,402 million
          Long-term:  JPY1,734 million
7.   Monetary payables to subsidiaries:
          Short-term: JPY244,397 million
          Long-term:  JPY174 million
8.   Accumulated depreciation of property, plant and equipment: JPY1,683,209 million
9.   Major foreign currency assets and liabilities:
          Accounts receivable: US$388,233 thousand
          Subsidiaries' stock: US$489,012 thousand
10.  Contingent liabilities:
          Guarantees: JPY101,196 million
          Contingent guarantees: JPY160,480 million
11. Provision for Overseas investment loss allowance is covered by Article 287-2 of the Commercial Code of Japan.
12. Rights to subscribe for new shares under Article 280-19 of the Commercial Code of Japan
          Type of shares to be issued            Ordinary stock
          Number of new shares planned
           for issue                             645,000 shares
          Issue price                            JPY584
          Period for exercising right            June 29, 2003 to June 28, 2007
13.  Profit per share: JPY4.24
14.  Net sales to subsidiaries: JPY363,656 million
     Purchases from subsidiaries: JPY348,479 million
     Total turnover with subsidiaries excluding business transactions: JPY2,669 million
15. Amount excluded from limit for available for dividend is JPY15,283 million in accordance with Article 290 of the Commercial Code of Japan.

(7) Unconsolidated Balance Sheet of Mitsubishi Electric Corporation (As of March 31, 2002)

===================================================================================================================
              (ASSETS)                 Millions of yen                  (LIABILITIES)              Millions of yen
CURRENT ASSETS                               1,407,956     CURRENT LIABILITIES                           1,131,779
    Cash                                       189,480       Notes payable                                  56,599
    Notes receivable                             8,633       Accounts payable                              339,116
    Accounts receivable                        593,972       Short-term loans payable                      149,576
    Marketable securities                           57       Commercial paper                              100,000
    Finished goods                              75,071       Bonds due within one year                     100,000
    Raw materials                               41,853       Other accounts payable                        148,671
    Work in process                            306,302       Accrued expenses                              104,659
    Advance payment                             49,753       Accrued income taxes                              100
    Deferred tax assets                         29,388       Advances received                              93,863
    Other                                      114,153       Products warranty reserve                      11,588
    Allowance for doubtful receivables            (710)      Other                                          27,605
                                                           NON-CURRENT LIABILITIES                         962,084
                                                             Bonds                                         310,000
                                                             Convertible bonds                              77,249
FIXED ASSETS                                 1,177,654       Long-term loans payable                       203,559
  Tangible fixed assets                        464,759       Retirement and Severance Benefits             250,080
    Buildings                                  146,989       Provision for Overseas investment
    Structures                                  10,523        loss allowance                               120,846
    Machinery and equipment                    172,390       Other                                             348
    Vehicles and conveying equipment               527
    Tools, furniture and fixtures               81,589          TOTAL LIABILITIES                        2,093,864
    Land                                        28,986
    Construction in progress                    23,752               (SHAREHOLDERS' EQUITY)
  Intangible fixed assets                       22,812     CAPITAL STOCK                                   175,820
    Software                                    21,914     LEGAL RESERVE                                   225,012
    Other intangible fixed assets                  897       Capital surplus                               181,057
  Investments and other assets                 690,083       Legal reserve                                  43,955
    Investment securities                      251,901     RETAINED EARNINGS                                65,585
    Investment in subsidiaries                 165,781       Reserve for research and development              300
    Long-term loans receivable                   4,133       Reserve for special depreciation                9,593
    Long-term prepaid expenses                  14,459       Reserve for software program
    Deferred tax assets                        231,915        development                                    1,158
    Other                                       32,821       Reserve for deferred capital gain               3,852
    Allowance for doubtful receivables         (10,930)      General reserve                               141,440
                                                             Unappropriated retained earnings
                                                             (including net loss of 143,694)               (90,759)
                                                           UNREALIZED GAIN                                  25,338
                                                             Unrealized gain on securities                  25,338
                                                           TREASURY STOCK                                      (10)
                                                                TOTAL SHAREHOLDERS' EQUITY                 491,747
===================================================================================================================
                                                           TOTAL LIABILITIES AND SHAREHOLDERS'
TOTAL ASSETS                                 2,585,611      EQUITY                                       2,585,611

(8) Unconsolidated Statement of Income of Mitsubishi Electric Corporation (From April 1, 2001 to March 31, 2002)

================================================================================
                         ORDINARY PROFIT AND EXPENSES           Millions of yen
Operating income and expenses
  Net sales                                                           2,409,362
  Cost of sales                                                       1,982,060
  Selling, general and administrative expenses                          489,894
                                                                      ---------
     Operating loss                                                      62,592
Other income and expenses
  Other income                                                           34,624
    Interest and dividends income                                        18,562
    Other                                                                16,062
  Other expenses                                                         81,533
    Interest                                                             13,216
    Other                                                                68,316
                                                                      ---------
     Ordinary loss                                                      109,501

                  EXTRAORDINARY PROFIT AND LOSSES
  Extraordinary losses                                                  151,929
    Losses on investment in affiliates                                   11,517
    Losses on investment in overseas affiliates                         135,603
    Losses on business restructuring                                      4,808
                                                                      ---------
Loss before income taxes                                                261,431
  Income taxes
    Current                                                               4,070
    Deferred                                                           (121,808)
                                                                      ---------
Net loss                                                                143,694
Unappropriared retained earnings at the beginning of the period          52,935
                                                                      ---------
Unappropriated retained earnings                                        (90,759)
================================================================================

Notes to Financial Statements:
1. Valuation of marketable and investment securities (including marketable securities contained in investment trust):
     (1) Investment in subsidiaries and affiliates: Cost basis using the moving-average method.
     (2)  Other securities
          - Quoted securities: Market value at fiscal year end. Unrealized gains are in shareholders' equity, net of income taxes, and disposal price is computed using the moving-average method.
          -    Unquoted securities: Cost basis using the moving-average method.
2.   Valuation of inventories:
          Finished goods and raw materials: Average cost
          Work in process: Cost basis using specific project basis for custom order production, and average cost for others
3. Depreciation of property, plant and equipment is computed by the declining-balance method, except for certain manufacturing facilities, mainly machinery and equipment, which are depreciated by the declining-balance method based on their estimated useful lives. However, depreciation of buildings (excluding attached facilities) acquired since April 1, 1998, is computed by the straight-line method.
4. To provide for the employees' retirement benefits, the Company appropriate Retirement and Severance Benefits calculated based on the estimated projected benefit obligation and plan asset at the end of this fiscal year.
5.   Figures given in the financial statements do not include consumption tax.
6.   Monetary receivables from subsidiaries:
          Short-term: JPY238,996 million
          Long-term:  JPY4,733 million
7.   Monetary payables to subsidiaries:
          Short-term: JPY249,385 million
          Long-term:  JPY192 million
8.   Accumulated depreciation of property, plant and equipment: JPY1,680,624 million
9.   Major foreign currency assets and liabilities:
          Accounts receivable: US$471,997 thousand
          Subsidiaries' stock: US$485,806 thousand
10.  Contingent liabilities:
          Guarantees: JPY115,319 million
          Contingent guarantees: JPY163,771 million
11. Provision for Overseas investment loss allowance is covered by Article 287-2 of the Commercial Code of Japan.
12. Rights to subscribe for new shares under Article 280-19 of the Commercial Code of Japan
          Type of shares to be issued            Ordinary stock
          Number of new shares planned
           for issue                             645,000 shares
          Issue price                            JPY584
          Period for exercising right            June 29, 2003 to June 28, 2007
13.  Loss per share: JPY66.92
14.  Net sales to subsidiaries: JPY758,745 million
     Purchases from subsidiaries: JPY761,720 million
     Total turnover with subsidiaries excluding business transactions: JPY13,263 million
15. Amount excluded from limit for available for dividend is JPY25,338 million in accordance with Article 290 of the Commercial Code of Japan.
16. Losses on investment in affiliates of JPY11,517 million is a valuation loss on investments in domestic affiliates.
17. Losses on investment in overseas affiliates of JPY135,603 million include valuation of losses on overseas affiliates and losses related to restructuring of mobile communications business in Europe and North America.

Item No. 2  Amendment to the Articles of Incorporation

     It is hereby proposed that, in accordance with the "Law to Amend Part of the Commercial Code" of Japan (2002 Law No. 44) (the "Commercial Code as amended") to be enforced as of April 1, 2003, a provision to reduce the quorum for a General Meeting of Shareholders to adopt resolutions (special resolutions) as provided for in Article 343 of the Commercial Code of Japan and a supplementary provision to effectuate such provision as of the date of enforcement of the Commercial Code as amended be established. It is also proposed that the supplementary provision be deleted upon the enforcement of the Commercial Code as amended.

     The substance of this proposition to be submitted by the Board of Directors with regard to the amendment to the Articles of Incorporation and the reasons therefor are set forth below.

================================================================================================================================
      Currently in Force             Proposed Amendment (underlined)                   Reason for Amendment
--------------------------------------------------------------------------------------------------------------------------------
Article 14. (Method of adopting    Article 14. (Method of adopting           In consideration of the purpose of the
resolutions)                       resolutions)                              Commercial Code as amended and the current
                                                                             shareholding structure of the Company,
     Unless otherwise provided          Unless otherwise provided by         the Company intends to establish a provision
by laws, regulations or these      laws, regulations or these Articles       required to better ensure the constitution
Articles of Incorporation,         of Incorporation, resolutions at a        of a quorum for adopting a resolution at a
resolutions at a General           General Meeting of Shareholders           General Meeting of Shareholders as provided
Meeting of Shareholders shall      shall be adopted by a majority of         for in Article 343 of the Commercial Code of
be adopted by a majority of the    the votes of the shareholders             Japan.
votes of the shareholders          present.
present.
                                        Any resolution as provided
                                        --------------------------
                                   for in Article 343 of the Commercial
                                   ------------------------------------
                                   Code of Japan shall be adopted at a
                                   -----------------------------------
                                   General Meeting of Shareholders at
                                   ----------------------------------
                                   which shareholders representing
                                   -------------------------------
                                   one-third or more of the voting rights
                                   --------------------------------------
                                   of all the shareholders shall be
                                   --------------------------------
                                   present, by a majority of two-thirds
                                   ------------------------------------
                                   or more of the voting rights of the
                                   -----------------------------------
                                   shareholders so present.
                                   ------------------------
--------------------------------------------------------------------------------------------------------------------------------
(to be established)                      Supplementary Provision             The Company intends to provide as a
                                         -----------------------             supplementary provision that the provision
                                        The provision of the second          to be established by this proposed amendment
                                        ---------------------------          to the Articles of Incorporation of the Company
                                   paragraph of Article 14 (Method           will become effective as of the date of
                                   -------------------------------           enforcement of the Commercial Code as amended.
                                   of adopting resolutions) of the
                                   -------------------------------
                                   Articles of Incorporation, as
                                   -----------------------------
                                   amended, shall become effective
                                   -------------------------------
                                   as of April 1, 2003.
                                   --------------------
================================================================================================================================

(Translation)

                                  Hitachi, Ltd.
                                VOTING RIGHT CARD

     I hereby exercise my voting right as indicated below in respect of the proposals put forward at the Extraordinary General Meeting of Shareholders of Hitachi, Ltd. held on February 6, 2003. In the event of any continuation or adjournment of the General Meeting, my voting right shall be exercised in accordance with my intentions as signified by my entries herein.

Date:               , 2003

Registered Seal
-----------------------------------------------------------------------
Number of voting rights held*
-----------------------------------------------------------------------
*A shareholder is entitled to one voting right per 1,000 shares.

  ---------------------------------------------------------------------------------------
  Item No. 1    On the proposal by the Board of Directors             FOR         AGAINST
  ---------------------------------------------------------------------------------------
  Item No. 2    On the proposal by the Board of Directors             FOR         AGAINST
  ---------------------------------------------------------------------------------------

Note: The absence of a "For" or "Against" indication in respect of any proposal will be treated by the Company as an affirmative vote.


--------------------------------------------------------------------------------
                                   DETACH HERE

Please read the following before filling the Voting Right Card.

1. If you wish to attend the General Meeting of Shareholders, please bring the Voting Right Card with you on the day and present it at the entrance to the meeting hall.
2. If you do not wish to attend the General Meeting of Shareholders, please circle "For" or "Against" in the column of each item, affix your seal in the space provided, detach and mail the card so as to be received by Hitachi, Ltd. on or before February 5, 2003.


Reference Number of Shareholder
-----------------------------------------------------------------------
Number of shares held
-----------------------------------------------------------------------
   Number of shares in the share-register
   -----------------------------------------------------------------------------
   Number of shares in the beneficiaries' record
   -----------------------------------------------------------------------------